AMENDMENT

AB 10/24

Rec'd 9/18/07



07008237

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-17168

ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5/A
~~PART III~~
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN FUNDS DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street 55th Floor
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce DePriester (213)-486-9030
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 2 5 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 1 8 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

VA 10/24

OATH OR AFFIRMATION

I, Bruce DePriester, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2007 and supplemental schedule pertaining to American Funds Distributors, Inc. (the "Company") as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

(State of California)

(County of Los Angeles)

[signature] 9/14/07
Signature Date

Subscribed and sworn (or affirmed) before me on this date of 14th day of September 2007

Senior Vice President
Title

[signature]
Notary Public


KRISTINE ASPLUND SANCHEZ
Commission # 1575254
Notary Public - California
Los Angeles County
My Comm. Expires May 29, 2009

This report** contains (check all applicable boxes):

- ( ) Independent Auditors' Report.
- (x) (a) Facing Page.
- ( ) (b) Statement of Financial Condition.
- ( ) (c) Statement of Operations.
- ( ) (d) Statement of Cash Flows.
- ( ) (e) Statement of Changes in Stockholder's Equity.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
- ( ) Notes to Financial Statements.
- ( ) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 7 to financial statements)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 7 to financial statements)
- (x) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-l (see attached) and the Computation for Determination of the Reserve Requirements under Rule 15c 3-3 (Not required).
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
- (x) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report. (Not required)
- ( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(c)(3).

Reconciliation of Form X-17A-5 Part IIA and the Audited Financial Statements
(Dollars in thousands)

	Amounts Previously Reported on Unaudited Form X-17A-5 Part IIA Filed on July 25, 2007	Adjustments	Amounts From Audited Financial Statements
TOTAL STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 156,636	3,721 (A)	$ 160,357
DEDUCT:			
Nonallowable assets including the following captions on the statement of financial condition:			
Property - net	2,657	0	2,657
Receivables	28,720	0	28,720
Income tax receivable	13,043	(4,379) (B)	8,664
Deferred income taxes	14,452	0	14,452
Prepaid expenses and other assets	11,657	0	11,657
Total nonallowable assets	70,529	(4,379) (C)	66,150
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	86,107	8,100 (D)	94,207
HAIRCUTS ON INVESTMENT SECURITIES OWNED	(2,810)	0	(2,810)
NET CAPITAL	83,297	8,100 (E)	91,397
MINIMUM NET CAPITAL REQUIRED	11,004	(540) (F)	10,464
EXCESS NET CAPITAL	$ 72,293	8,640 (G)	$ 80,933
AGGREGATE INDEBTEDNESS:			
Total liabilities from statement of financial condition	$ 169,252	0	$ 169,252
Less: Netting of payable to affiliate against receivable from affiliate	(4,150)	(8,101) (H)	(12,251)
Other	(36)	0	(36)
Aggregate indebtedness	$ 165,066	(8,101) (I)	$ 156,965
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.98 to 1		1.72 to 1

Explanation
(A) Adjustment to record additional intercompany revenue with affiliate of $8,100 less tax expense of $4,379
(B) Adjustment to decrease income tax receivable
(C) Impact of above variances
(D) Impact of above variances
(E) Impact of above variances
(F) Impact of change in aggregate indebtedness
(G) Impact of above variances
(H) Impact of additional receivable with affiliate
(I) Impact of additional receivable with affiliate

END